PRESS RELEASE

  Negotiations with Alliance Boots come to a conclusion without yielding an agreement

México, D.F. December 11, 2013. Today, Grupo Casa Saba, S.A.B. de C.V. (GCS) has announced that the negotiations with British company, Alliance Boots, have ended without an agreement due to GCS’s reluctance to accept any of the different economic offers presented by Alliance Boots.

GCS informs that its analysis of strategic options has not yet concluded, including alternatives such as the recapitalization of certain subsidiaries, mergers, strategic alliances and/or the total divestiture of certain businesses. Such a process could conclude with one of the aforementioned transactions.

GCS reiterates its commitment to promptly inform the market, in a timely manner, regarding the conclusions of this process as new negotiations evolve and relevant milestones are reached.